January 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee

Kristina Marrone

Ruairi Regan

David Link

Re:	Franklin BSP Real Estate Debt, Inc.

Amended Registration Statement on Form 10-12G

Filed December 20, 2024

File No. 000-56705

Dear Mr. McPhee, Ms. Marrone, Mr. Regan, and Mr. Link:

On behalf of Franklin BSP Real Estate Debt, Inc. (the “Company”), this letter is in response to your letter dated January 14, 2025, to the Company, relating to the Company’s Amended Registration Statement on Form 10-12G (“Form 10”), filed on December 20, 2024. The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.

Amended Registration Statement on Form 10
Explanatory Note, page 2

1.	We note your disclosure that the Company views the Class F Common Stock, Class F-D Common Stock and Class F-S Common Stock as being part of the same class of common stock for purposes of this Registration Statement and the Exchange Act. Please provide a legal analysis supporting your conclusion that these several classes of stock should be treated as a single class for the purposes of Form 10. Please cite all authority on which you rely.

Response: As noted in the Form 10, we are voluntarily registering our Class F Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Section 12(g)(5) of the Exchange Act provides that for purposes of Section 12:

“…the term “class” shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” (emphasis added)

Section 12(g)(5) appropriately precludes an issuer from evading the registration obligations of Section 12 by breaking what is substantively the same class of securities into nominally separate classes.

For the reasons set forth below, we have determined that the terms of the Class F Common Stock, Class F-S Common Stock and Class F-D Common Stock are “of substantially similar character” and the holders thereof will “enjoy substantially similar rights and privileges,” and that therefore, in accordance with Section 12(g)(5) of the Exchange Act, these three sub-classes are required to be treated as a single class for purposes of Section 12(g) of the Exchange Act. For the reasons discussed below, we also intend to treat these three sub-classes as a single class for purposes of the ownership reporting requirements of the Exchange Act.

•	The terms of the Class F, Class F-S and Class F-D Common Stock as set forth in the charter are identical in all material respects.

The terms of each of the Class F, Class F-S and Class F-D Common Stock will be set forth in articles supplementary to our charter. The material terms of each class, as set forth in the respective articles supplementary, will be identical, including with respect to par value, rank, rights upon liquidation and voting. The dividends that will be declared by our board of directors with respect to the Class F, Class F-S and Class F-D Common Stock will also be identical. The conversion terms are also identical except that the Class F-S and Class F-D Common Stock will automatically convert to Class F Common Stock to the extent that the dealer-manager determines that the broker-dealer servicing fee charged to a holder of Class F-S or F-D Common Stock, as described below, is subject to a contractual limitation.

•	The sole purpose for nominally distinguishing the Class F, Class F-S and Class F-D Common Stock is to facilitate payments of broker-dealer fees.

As described in the Form 10, the broker-dealers selling our common stock may charge certain purchasers of our shares selling commissions over time in the form of stockholder servicing fees for ongoing services rendered to such purchasers. To more easily differentiate between holders of our shares of Class F Common Stock that are or are not subject to these ongoing post-sale stockholder servicing fees, and to facilitate the payment of such fees to the applicable broker-dealer by the applicable holders through an allocation of a portion of their dividends on such shares, we nominally separated the Class F Common Stock into three sub-classes. Specifically, the Class F Common Stock will be issued to stockholders not subject to the stockholder servicing fee, while the Class F-S Common Stock and Class F-D Common Stock will be charged a different rate of stockholder servicing fee. In short, the only substantive difference between these three sub-classes is the applicability and the amount of the stockholder servicing fees payable to broker-dealers. As noted above, if the stockholder servicing fees no longer apply to a share of Class F-S or Class F-D Common Stock, then such share will automatically convert to an otherwise identical share of Class F Common Stock.

•	The management fees to be charged to holders of Class F, Class F-S and Class F-D Common Stock will be identical.

As described in the Form 10, the Company will pay its external manager a management fee that may vary with respect to different classes of common stock. However, the management fee applied to the Class F, Class F-S and Class F-D Common Stock will be identical.

We believe that since, as summarized above, the terms of the Class F, Class F-S and Class F-D Common Stock are identical in all material respects, we are required by Section 12(g)(5) of the Exchange Act to treat the Class F, Class F-S and Class F-D Common Stock as a single class for purposes of Section 12(g). Although Section 12(g)(5) explicitly applies only to Section 12(g) of the Exchange Act, the Securities and Exchange Commission (the “Commission”) and the staff of the Division of Corporation Finance (the “Staff”) have applied the Section 12(g)(5) “substantially similar” analysis in considering whether to treat different securities as a single class for other purposes of the Exchange Act and Securities Act of 1933, as amended.

For example, in Exchange Act Release No. 34-18114 (1981) (the “1981 Release”), the Commission addressed whether two series of registered preferred stock outstanding, differing only with respect to dividend rate and redemption price, should be considered separate classes of securities for purposes of Section 16(a) of the Exchange Act. In concluding that the two nominally different securities were a single class for Section 16(a) purposes, the Commission echoed the Section 12(g)(5) analysis in stating: “Securities with substantially similar characteristics are generally considered to constitute one class, even though they may confer slightly different ancillary privileges.”

The Staff has applied the Section 12(g)(5) “substantially similar” analysis outside of the context of Section 12 in a number of no-action letters. In the Crawford & Co. no-action letter (March 25, 1991) (the “Crawford Letter”), the requesting company asked the Staff to concur in its conclusion that its Class A and Class B common stock were not part of a single class for Exchange Act Section 16(a) purposes because, by analogy to the Section 12(g)(5) “substantially similar” analysis, the two classes had substantive differences in voting rights. The Staff granted the request.

Similarly, in the Turner Broadcasting System, Inc. no-action letter (February 6, 1990), the Staff did not object to the requesting company treating classes of common stock as separate for Section 16 reporting purposes where one of the classes had five times the number of votes per share as the other class and received a different dividend.

Courts have taken a similar approach when analyzing whether two classes or two series should be treated as separate classes for Section 16 purposes, and have focused on differences in the terms of the securities. See, e.g., Gibbons v. Malone, 703 F. 3d 595 (2d Cir. 2013) (two series), and Greenfield v. Criterion Capital Management, LLC, 2016 WL 4425237 (N.D. Cal. July 5, 2016) (two classes). In both of those cases, the securities were treated as separate given different voting rights.

Another example of the application of the Section 12(g)(5) “substantially similar” analysis outside of the context of Section 12 is in the Arclight System, LLC no-action letter (October 16, 2001) (the “Arclight Letter”). In this letter the requesting company asked the Staff to concur in its conclusion that its Class A, Class B and Class C membership units were part of a single class for Securities Act Rule 701(d)(2) purposes because, by analogy to the Section 12(g)(5) “substantially similar” analysis, there were only minor differences between the rights and privileges of the classes. The Staff granted the request.

In the precedents discussed above, the Commission, the Staff and the courts analyzed whether there were differences in the material terms of the securities in question for purposes of determining whether they should be treated as separate classes. In each case where there were differences in material terms, the securities in question were treated as separate classes. As summarized above, our facts are distinguishable from these precedents because in our case there are no differences in the material terms of the classes in question.

In the 1981 Release and Arclight Letter precedents discussed above, the different securities in question were treated as a single class because the terms were substantially similar, notwithstanding some differences, such as dividend and redemption rights. We believe our facts more strongly support treating the Class F, Class F-S and Class F-D Common Stock as a single class because in our case the material terms are not just substantially similar, they are identical.

We do not think the fact we structured these as sub-classes rather than as series should dictate the conclusion here. Consistent with the precedent discussed above and Section 12(g)(5), we think the analysis should focus on the substantive differences between the terms of the securities and not the nomenclature. There would be no substantive difference if we were to revise our charter to treat the “F-D” and “F-S” securities as different series of Class F Shares instead of treating them as different sub-classes. We designated these securities as classes rather than series because that has generally been the customary approach of similar non-traded REITs and we want to avoid unnecessary confusion from broker-dealers and investors that could come from identifying these as series. We also note that in Gibbons, the court, in assessing whether two series should be treated as separate securities for Section 16(b) purposes, analyzed the differences in material terms and did not simply focus on fact they were designated as series.

Management's Discussion & Analysis, page 52

2.	We note your response to comment 2 that you are not able to estimate the amount of capital you will raise in the private offering or through debt financings. Please tell us why you are unable to provide an estimate of the amounts you plan to raise for your business on both a short-term (12 months) and long-term basis at this time, or advise.

Response: We have not yet commenced operations. As disclosed in the Form 10, we are conducting a blind pool private offering. We and our dealer-manager are currently in the process of negotiating selling agreements with various broker-dealers and other distribution channels. Until our distribution channels are more developed, and we have at least some initial experience with selling volumes, we will not be in a position to provide a meaningful estimate of short- or long-term liquidity. However, once we have sufficient information to do so, we will provide the requested disclosure in our future Exchange Act periodic reports.

Distribution Investment Plan, page 92

3.	Given that your shares appear transferable, please expand your response to prior comment 7 to clarify how you will ensure that all purchasers of shares will be eligible to participate in an unregistered offering pursuant to Section 4(a)(2) in connection with the issuance of shares under the distribution reinvestment plan in lieu of cash distributions.

Response: As disclosed on page 87 of the Form 10, we will not issue certificates for our shares and transfers can only be effected by submitting an executed transfer and assignment form to our transfer agent. Our transfer and assignment form will include a form of accredited investor questionnaire and will require that any transferee that wishes to be enrolled in the distribution reinvestment plan must properly complete and submit such questionnaire. We will only permit investors that we believe qualify as accredited investors to participate in the distribution reinvestment plan.

* * *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Michael E. McTiernan at (202) 637-5684. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jerome S. Baglien
Chief Financial Officer Franklin BSP Real Estate Debt, Inc.

cc: Michael E. McTiernan, Hogan Lovells US LLP